Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Completion of Previously Announced Sale of Rhino and Re-Delivery of Doric Pioneer

Singapore, June 26, 2020: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “it” or “we”), a global provider of maritime transportation services in the drybulk and product tanker sectors, announced two transactions with respect to its fleet.

On June 25, 2020, the previously announced sale of the 2010-built medium range tanker Rhino was completed, with the vessel delivering to her new owners.

On June 26, 2020, the Company re-delivered the 2013-built chartered-in medium range tanker Doric Pioneer to her owners at the conclusion of her charter. The vessel had been on charter to Grindrod Shipping for the past seven years.

Martyn Wade, the Company’s Chief Executive Officer, commented:

“We are very pleased that notwithstanding the operational and logistical difficulties presented by the coronavirus pandemic affecting crew changes and the execution of sale and purchase transactions, we have recently successfully completed the sales of the medium range tankers Rhino and Inyala, as previously disclosed, taking advantage of the recent strength in the product tanker market. These transactions have reduced our debt and enhanced our liquidity.

We want to thank all of our seafarers, not just those on Rhino and Inyala, for their commitment and service during these difficult times.”

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 17 handysize drybulk carriers and 14 supramax/ultramax drybulk carriers on the water with two chartered-in ultramax drybulk carriers under construction in Japan due be delivered in 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of four medium range tankers and one small tanker. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Judit Csepregi

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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